SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

July 30, 2017

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒          Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐          No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________)

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946) and on March 14, 2016 (Registration No. 333-210151)

Enclosure: Partner Communications announces that S&P Maalot has affirmed the company's ilA+/stable credit rating

PARTNER COMMUNICATIONS ANNOUNCES THAT
S&P MAALOT HAS AFFIRMED THE COMPANY'S
ilA+/STABLE CREDIT RATING

ROSH HA'AYIN, Israel, July 30, 2017 - Partner Communications Company Ltd. (NASDAQ and TASE: PTNR), a leading Israeli communications company (”Partner”), reports today that Standard & Poor’s Global Ratings Maalot Ltd. (“Maalot”), has published a rating report regarding the Company. In its report, Maalot affirmed the Company’s ilA+/Stable credit rating.

For further information see S&P Maalot's full Report dated July 27, 2017 on: http://www.maalot.co.il/Publications/495/FRPar20170727170504.pdf or its informal English translation attached to the immediate report on Form 6-k to be furnished to the Securities and Exchange Commission.

Forward-Looking Statements
This press release includes forward-looking statements, as this term is defined in Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as “will”, "believe," "anticipate," "expect," "intend," "strive," "seek," "plan," "could," "may," "foresee," "target," "objective," declensions thereof and similar expressions typically convey forward-looking statements, but these words are not the only words that convey these statements. .

These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, about the macro-economic environment, about consumer habits and preferences when using cellular telephones, trends in the Israeli communications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. In light of these risks, uncertainties and conjectures, the forward-looking events mentioned in this press release might not transpire, and actual results may differ materially from the anticipated results. The current credit rating of the Company should not be perceived as to predict the credit rating that the Company may receive in the future. For further information regarding the above-mentioned risks, uncertainties and conjectures and other risks we face, please see "Item 3. Key Information - 3D. Risk Factors," "Item 4. Information about the Company," "Item 5. Operating and Financial Review and Prospects," "Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" in the Company's Annual Reports on Form 20-F, and the Company’s other reports on Form 6-K, which were submitted to the United States Securities Exchange Commission. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or for any other reason.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).
For more information about Partner see:

http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:

Mr. David (Dudu) Mizrahi Chief Financial Officer Tel: +972 (54) 781 4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972 (54) 781 5051 E-mail: investors@partner.co.il

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Partner Communications Co. Ltd.

July 27, 2017

Primary Credit Analyst:

Tamar Stein, 972-3-7539721 tamar.stein@spglobal.com

Secondary Credit Analyst:

Gil Avrahami, 972-3-7539719 gil.avrahami@spglobal.com

Please note that this translation was made for convenience purposes and for the company’s internal use only and under no circumstances shall obligate S&P Global Ratings Maalot. The translation has no legal status and S&P Global Ratings Maalot does not assume any responsibility whatsoever as to its accuracy and is not bound by its contents. In the case of any discrepancy with the official Hebrew version published on July 27, 2017, the Hebrew version shall apply.

Rating Affirmation	July 27, 2017 | 1

Partner Communications Co. Ltd.

Partner Communications Co. Ltd.

Affirmed Corporate Credit Rating	ilA+/Stable

Rationale

Business Risk	Financial Risk
•          Continuous exposure to changes in the Israeli communication market, including changes in regulation and intense competition.

•          Retaining a leading position in the mobile market.

•          Continuously decreasing operating margin.

•          Increasingly diversified activity in various communication segments.
• Consistently sound financial risk profile and low leverage. • Decrease in free cash flow (after investments and dividends) • “Adequate” liquidity, according to our definitions.

Outlook: Stable
The stable outlook reflects our assessment that Partner Communications Co. Ltd. (“Partner”) will maintain its financial policy supporting leverage levels and coverage ratios commensurate with the current rating. We estimate that the company will retain liquidity levels commensurate with the current rating while generating sufficient cash flows albeit at more modest levels than in the past. We also estimate that Partner will maintain a balance between its liquidity level and its investment requirements.

We consider an adjusted debt/EBITDA ratio of 3.0x-4.0x and an adjusted EBITDA/revenue ratio of 20%-30% as commensurate with the current rating.

Downside Scenario
We may consider a negative rating action if the company’s liquidity profile or business risk profile weaken, e.g. as a result of significant deterioration in its operating measures and increasing volatility in the communication market. Furthermore, a negative rating would be possible if the company’s operational performance deteriorates, such that profitability drops below 20%, and company fails to take active steps to deleverage, resulting in adjusted debt/EBITDA exceeding 4.0x.

Upside Scenario
A positive rating action is possible if the company maintains its conservative financial policy while the market stabilizes, its financial position improves and its operational profitability increases. In addition, we may consider a positive rating action should the company consistently present an adjusted debt/EBITDA ratio of up to 3.0x and an adjusted EBITDA/revenue ratio exceeding 30%.

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Partner Communications Co. Ltd.
Base-Case Scenario
Principal Assumptions	Key Metrics*
•          Continued decrease in revenues, especially in revenues from mobile services, partly mitigated by first-time revenues from TV services.

•          Decrease in EBITDA margin to about 20% due to larger expenditures on TV segment, partly mitigated by some decrease in expenditures due to network sharing agreement.

•          Higher capital expenses in  2017-2018 than  in 2016.

•          Continued moderate decrease in ARPU (average revenue per user).
		2016A	2017E	2018E
	EBITDA margin	21%	20%-22%	20%-22%
	FFO**/debt	23%	25%-31%	27%-33%
	Debt/EBIDTA	3.4x	2.8x-3.2x	2.5x-3.1x
	*A – Actual, E – Estimate.
	**FFO – funds from operations

Business Risk

Decrease in operating margin due to intense competition and entry into TV segment; maintaining a competitive position

We believe that the company’s business risk profile is supported by the following factors:

•	Familiarity with the communication market.

•	Persisting leading market position.

•	Diversified operations.

On the other hand, we believe the company’s business risk profile is limited by the following factors:

•	Exposure to the characteristics of the Israeli communication market, including tight regulation, intense competition in most segments and continuous instability.

•	Continuous decrease in operating margin, expected to increase somewhat with our assessment of larger expenditures on content in the first years of entering the TV segment.

•	Continuous decrease in ARPU (average revenue per user) and high, albeit decreasing, churn rates.

Financial Risk

Good coverage ratios; continuous decrease in financial debt

We believe that the company’s financial risk profile is supported by the following factors:

•	Continuous decrease in financial debt.

•	Good coverage and leverage ratios compared to peers.

•	“Adequate” liquidity underpinned by cash balance and cash flow generation.

•	Good access to credit sources (demonstrated by the recent successful equity and debt issuances).

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Partner Communications Co. Ltd.

These supporting factors are partly mitigated by the following factors:

•	Decrease in free cash flow generation.

•
Continuous decrease in EBITDA base due to persisting price wars and entry into new segment (TV) which is likely to adversely affect the company’s EBITDA at least in the first two years, in light of high expected content-related expenditures.

We believe the company’s entry into the TV segment will support its operations in the long run, as it expands the company’s portfolio and its customer base as it allows the company to offer triple and quad packages. Nevertheless, entry into this segment requires large investments on set top boxes, infrastructure and marketing expenses, as well as content. Although Partner completed most of the infrastructure work in 2016, we believe it faces additional investments, including content-related investments which are critical and costly and the company will have little discretion to reduce them.

In our base case scenario we assume a moderate increase in new customers due to the company’s TV activity in 2017 and further improvement in the years thereafter. We also assume negative influence on the company’s EBITDA for years 2017-2018, at least, as a result of entering the TV segment.

Table 1.
Partner Communications Co. Ltd. — Financial Summary
Industry Sector: Diversified Telecom
	--Fiscal year ended Dec. 31--
(Mil. MS)	2016	2015	2014	2013	2012
Revenues	3,544	4,111	4,400	4,519	5,572
EBITDA	751	994	1,276	1,268	1,740
Funds from operations (FFO)	569	744	998	989	1,320
Operating income	(27)	55	417	398	824
Cash flow from operations	1,073	1,002	1,059	1,590	1,764
Capital expenditures	196	359	432	482	500
Free operating cash flow	877	643	627	1,108	1,264
Discretionary cash flow	877	643	627	1,108	1,097
Debt	2,517	3,418	3,961	4,511	5,316
Equity	1,111	1,020	1,039	840	704
Debt and equity	3,628	4,438	5,000	5,351	6,020
Adjusted ratios
Annual revenue growth (%)	(13.8)	(6.6)	(2.6)	(18.9)	(20.4)
EBITDA margin (%)	21.2	24.2	29.0	28.1	31.2
EBITDA interest coverage (x)	4.9	4.9	6.2	4.9	6.2
Debt EBITDA (x)	3.4	3.4	3.1	3.6	3.1
FFO/debt (%)	22.6	21.8	25.2	21.9	24.8
Cash flow from operations/debt (%)	42.6	29.3	26.7	35.2	33.2
Free operating cash flow/debt (%)	34.8	18.8	15.8	24.6	23.8
Discretionary cash flow/debt (%)	34.8	18.8	15.8	24.6	20.6
Debt/debt and equity (%)	69.4	77.0	79.2	84.3	88.3

Liquidity: Adequate

The company’s liquidity is “adequate”, according to our criteria. We estimate that the company’s sources to uses ratio in the 12 months beginning in July 2017 will exceed 1.2x. This assessment is mainly based on the current cash balance, good cash flow generation and proactive liquidity policy. The company’s good access to a variety of financing sources in the local capital market (as demonstrated by the recent equity and debt issuances) contributes to its liquidity assessment.

www.maalot.co.il	July 27, 2017 | 4

Partner Communications Co. Ltd.

In our base-case scenario we assume that the company’s principal sources and uses for the 12 months starting July 1, 2017, are as follows:

Principal Liquidity Sources	Principal Liquidity Uses
• Cash balance of about NIS 0.8 billion (following an NIS 0.2 billion equity issuance). • Debt issuance of about NIS 0.3 billion (completed) • Operating cash flow of about NIS 0.7 billion.	• About NIS 0.7 billion in debt maturities. • About NIS 0.3 billion in capital expenditures.

We note that the company has several financial covenants in respect of its loans. We understand that as of March 30, 2017, the company meets them with adequate margin.

Modifiers

Diversification portfolio effect: Neutral

Capital structure: Neutral

Liquidity: Neutral

Financial policy: Neutral

Management/Governance: Neutral

Comparable ratings analysis: Neutral

Reconciliation

In order to create a basis for comparison with other rated companies, we adjust the data reported in the company’s financial statements which we use to calculate coverage ratios. The main adjustments we made on Partner Communications Co. Ltd.’s 2016 consolidated data are:

•	Deducting surplus cash, as we define it, from reported financial debt.

•
Discounting long-term leases and adding them to reported debt; increasing EBITDA and FFO to reflect annual rental payments and interest and depreciation components calculated from future rent payments discounted into financial debt.

•	Adjusting financial debt for postretirement benefit obligations.

•	Adjusting financial debt for litigation.

•	Adjusting financial debt for trade receivables securitization – NIS 72 million.

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Partner Communications Co. Ltd.

Table 2.
Reconciliation Of Partner Communications Co. Ltd. Reported Amounts With S&P Global Ratings Adjusted Amounts (Mil. NIS)
	--Fiscal year ended Dec. 31, 2016--
Partner Communications Co. Ltd. reported amounts
			Operating	Interest		Cash flow from
	Debt	EBITDA	income	expense	EBITDA	operations
Reported	2,694.0	788.0	193.0	105.0	788.0	945.0
S&P Global Ratings adjustments
Interest expense (reported)	--	--	--	--	(105.0)	--
Interest income (reported)	--	--	--	--	1.0	--
Current tax expense (reported)	--	--	--	--	(27.0)	--
Trade receivables securitizations	72.0	--	--	5.9	(5.9)	93.0
Operating leases	495.7	180.0	42.5	42.5	137.5	137.5
Postretirement benefit obligations deferred compensation	29.3	--	--	1.2	(2.1)	2.9
Surplus cash	(876.0)	--	--	--	--	--
Share-based compensation expense	--	45.0	--	--	45.0	--
Asset retirement obligations	26.3	--	--	--	(0.3)	0.8
Non-operating income (expense)	--	--	4.0	--	--	--
Reclassification of interest and dividend cash flows	--	--	--	--	--	(106.0)
Debt - Litigation	76.0	--	--	--	--	--
EBITDA - Other income (expense)	--	(217.0)	(217.0)	--	(217.0)	--
EBITDA - Other	--	(45.0)	(45.0)	--	(45.0)	--
Total adjustments	(176.8)	(37.0)	(215.5)	49.6	(218.8)	128.1
S&P Global Ratings adjusted amounts
				Interest	Funds from	Cash flow from
	Debt	EBITDA	EBIT	expense	operations	operations
Adjusted	2,517.2	751.0	(22.5)	154.6	569.2	1,073.1

Related Criteria And Research

•	Use Of CreditWatch And Outlooks, September 14, 2009

•	Methodology: Management And Governance Credit Factors For Corporate Entities And Insurers, November 13, 2012

•	Methodology: Timeliness Of Payments: Grace Periods, Guarantees, And Use Of ‘D’ And ‘SD’ Ratings, October 24, 2013

•	Group Rating Methodology, November 19, 2013

•	Corporate Methodology: Ratios And Adjustments, November 19, 2013

•	Corporate Methodology, November 19, 2013

•	Methodology: Industry Risk, November 19, 2013

•	Key Credit Factors For The Telecommunications And Cable Industry, June 22, 2014

•	National And Regional Scale Credit Ratings, September 22, 2014

•	Standard & Poor’s Maalot (Israel) National Scale: Methodology For Nonfinancial Corporate Issue Ratings, September 22, 2014

•	Methodology And Assumptions: Liquidity Descriptors For Global Corporate Issuers, December 16, 2014

•	S&P Global Ratings’ National And Regional Scale Mapping Tables, June 1, 2016

•	Methodology For Linking Long-Term And Short-Term Ratings, April 7, 2017

•	S&P Global Ratings Definitions, June 26, 2017

www.maalot.co.il	July 27, 2017 | 6

Partner Communications Co. Ltd.

Rating Details (As of 27 July-2017)

Partner Communications Co. Ltd.
Issuer rating(s)
Local Currency LT	ilA+/Stable

Issue rating(s)
Senior Unsecured Debt
Series B, C, D, E	ilA+

Issuer Rating history
Local Currency LT
28-July-2015	ilA+/Stable
20-June-2013	ilAA-/Stable
6-Dec-2012	ilAA-/Negative
10-Sep-2012	ilAA-/Watch Neg
19-Oct-2010	ilAA-/Negative
05-Oct-2009	ilAA-/Stable
17-Sept-2009	ilAA-
14-July-2009	ilAA-/Watch Dev
24-March-2009	ilAA-/Watch Pos
28-Oct-2008	ilAA-/Stable
25-Sept-2007	ilAA-/Positive
20-March-2007	ilAA-/Stable
28-July-2004	ilAA-
16-Feb-2004	ilA+
01-Aug-2003	ilA

Other Details
Time of the event	27/07/2017 16:52
Time when the analyst first learned of the event	27/07/2017 16:52
Rating requested by	Issuer

www.maalot.co.il	July 27, 2017 | 7

Partner Communications Co. Ltd.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.
By:	/s/ David (Dudu) Mizrahi
Name:	David (Dudu) Mizrahi
Title:	Chief Financial Officer

Dated: July 30, 2017

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